SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Atrinsic, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

04964C109

(CUSIP Number)

Brilliant Digital Entertainment, Inc.
Attn: Anthony Neumann
12711 Ventura Boulevard, Suite 210
Studio City, California 91604
818-508-5765

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04964C109		Page 2 of 6 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brilliant Digital Entertainment, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,161,430
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,161,430
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,161,430
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14		TYPE OF REPORTING PERSON (see Instructions) CO

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of Atrinsic, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 469 7th Avenue, 10th Floor, New York, NY 10018.

Item 2.  Identity and Background.

This statement is being filed individually by Brilliant Digital Entertainment, Inc., a Delaware corporation (“Brilliant Digital”).  The principal business of Brilliant Digital is the online distribution of licensed digital content.  The principal business address of Brilliant Digital is 12711 Ventura Boulevard, Suite 210, Studio City, California 91604.

During the last five years, Brilliant Digital has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On October 13, 2010, the Company entered into amendments to its existing Marketing Services Agreement and Master Services Agreement with Brilliant Digital and entered into an agreement with Brilliant Digital and Altnet, Inc., a wholly-owned subsidiary of Brilliant Digital (collectively, “BDE”), to acquire all of the assets of BDE that relate to its Kazaa subscription based music service business.

The Marketing Services Agreement and Master Services Agreement govern the operation of Brilliant Digital’s Kazaa subscription based music service business which is jointly operated by the Company and BDE.  Under the Marketing Services Agreement, the Company is responsible for marketing, promotional, and advertising services in respect of the Kazaa business.  Pursuant to the Master Services Agreement, the Company provides services related to the operation of the Kazaa business, including billing and collection services and the operation of the Kazaa online storefront.  BDE is obligated to provide certain other services with respect to the Kazaa business, including licensing the intellectual property underlying the Kazaa business to the Company, obtaining all licenses to the content offered as part of the Kazaa business and delivering that content to subscribers.  As part of the agreements, the Company is required to make advance payments and expenditures in respect of certain expenses incurred in order to operate the Kazaa business.  These advances and expenditures are recoverable on a dollar for dollar basis against revenues generated by the business.

Among other things, the amendments extend the term of each of the Marketing Services Agreement and Master Services Agreement from three years to thirty years, provide the Company with an exclusive license to the Kazaa trademark in connection with the Company’s services under the agreements, and modify the Kazaa digital music service profit share payable to the Company under the agreements from 50% to 80%.  In addition, the amendments remove BDE’s obligation to repay up to $2,500,000 of advances and expenditures which are not otherwise recovered from Kazaa generated revenues and remove the cap on expenditures that the Company is required to advance in relation to the operation of the Kazaa business.  As consideration for entering into the amendments, the Company issued 4,161,430 shares of its common stock to Brilliant Digital on October 13, 2010 pursuant to the Asset Purchase Agreement (as defined below).

SCHEDULE 13D

The amendments to the Marketing Services Agreement and Master Services Agreement are part of a broader transaction between the Company and BDE pursuant to which the Company will acquire all of the assets of BDE that relate to its Kazaa digital music service business in accordance with the terms of an asset purchase agreement entered into between the parties on October 13, 2010 (the “Asset Purchase Agreement”).

The purchase price for the acquired assets includes (i) the issuance of the 4,161,430 shares of the Company’s Common Stock on October 13, 2010, (ii) the issuance by the Company of an additional 7,125,665 shares of its common stock at the closing of the transactions contemplated by the Asset Purchase Agreement as well as (iii) the assumption of certain liabilities related to the Kazaa business.  The closing of the transactions contemplated by the Asset Purchase Agreement will occur when all of the assets associated with the Kazaa business, including the Kazaa trademark and associated intellectual property, as well as Brilliant Digital’s content management, delivery and customer service platforms, and licenses with third parties, have been transferred to the Company.  The closing of the transactions contemplated by the Asset Purchase Agreement is subject to approval by the stockholders of the Company and Brilliant Digital, receipt of all necessary third party consents as well as other customary closing conditions.  At the closing of the transactions contemplated by the Asset Purchase Agreement, the Company has agreed to appoint two individuals to be selected by Brilliant Digital to serve on the Company’s Board of Directors.  In addition, at the closing, each of the Marketing Services Agreement and Master Services Agreement will terminate.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

All of the 4,161,430 shares of Common Stock of the Company held by Brilliant Digital, and to which this Schedule 13D relates, are held by Brilliant Digital as an investment.  Brilliant Digital beneficially owns 16.6% of the issued and outstanding shares of Common Stock of the Company, which is the only class of voting security which the Company has issued and outstanding as of the date hereof.

Other than as described in this Schedule 13D, Brilliant Digital does not have any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

SCHEDULE 13D

As of October 13, 2010, BDE owned 4,161,430 shares of Common Stock of the Company (the “BDE Shares”).  Assuming a total of 25,077,311 shares of the Company’s Common Stock outstanding on October 13, 2010 following the issuance of the BDE Shares, the BDE Shares constitute approximately 16.6% of the shares of the Company’s Common Stock issued and outstanding.  BDE has the sole power to vote and dispose of the BDE Shares.

Transactions by the Reporting Person in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

1. Asset Purchase Agreement dated October 13, 2010 between Atrinsic, Inc., a Delaware corporation and Brilliant Digital Entertainment, Inc., a Delaware corporation and its wholly-owned subsidiary, Altnet, Inc., a Delaware corporation.

2. Amendment No. 1 to Marketing Services Agreement dated October 13, 2010 between Atrinsic, Inc. and Brilliant Digital Entertainment, Inc.

3. Amendment No. 1 to Master Services Agreement dated October 13, 2010 between Atrinsic, Inc. and Brilliant Digital Entertainment, Inc.

SCHEDULE 13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 25, 2010	BRILLIANT DIGITAL ENTERTAINMENT, INC.

	By:	/s/ Anthony Neumann
Anthony Neumann Vice President Business Development